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                            [LOGO OF SAFETY-KLEEN]

FOR RELEASE: IMMEDIATELY                           CONTACT: ROBERT W. WILLMSCHEN
                                                            (708) 468-2002
                                                            LAURENCE M. RUDNICK
                                                            (708) 468-2408

SAFETY-KLEEN REPORTS RECORD REVENUE, 6% GAIN IN NET EARNINGS FOR THE SECOND INTERIM PERIOD.

ELGIN, IL, July 7, 1995 -- Donald W. Brinckman, Chairman of Safety-Kleen Corp., announced today that revenue for the Company's second interim reporting period increased 11% to a record $203 million. Net earnings increased 6% to $12.1 million. Earnings per share was $.21, up from $.20 in 1994. Year-to-date revenue increased 10% to $398 million and net earnings increased 14% to $24.2 million. Year-to-date earnings per share were $.42 compared to $.37 in 1994.

Revenue of the North American Automotive/Retail Repair Service was up 1% in the current quarter and revenue of the North American Industrial Parts Cleaner Service was up 4%. Total parts cleaner units in service worldwide increased by 7,400 during the current quarter. The total units in service increased approximately 34,000 units or 6% from the end of the second quarter 1994. Approximately 9,000 of these units resulted from acquisitions. The Company continued to convert customers to the new cyclonic parts cleaner technology. At the end of the second quarter, 142,000 cyclonic parts cleaner machines were in service at customers, an increase of 39,000 units from the beginning of the year.

Brinckman said, "We have experienced good growth in our Industrial Fluid Recovery Service in North America, with revenue up 15% over last year to $28.9 million in the current quarter. We have continued to add Branch Industrial Managers to increase our penetration of the market. Our Oil Recovery Service revenue grew 13% in the current quarter to $31.0 million. The net earnings of this business was $1.3 million in the current quarter, up from break-even last year. The improved profitability stems largely from increased prices for collection of used oil and increased prices for lubricating oil products. Revenue of our European operations grew 18% to $23.2 million, with approximately two-thirds of the growth resulting from changes in currency translation rates."

"Revenue of our new Imaging Services business was $7.1 million in the current quarter compared to less than $100,000 last year. However, this business continues to incur higher than expected startup losses as we integrate the acquisitions we made in late 1994 and early 1995 and train our branch service representatives to service this market."

"Our year-to-date operating margin of 12.4% improved from 11.7% in 1994. We expect continued margin improvement for the full year 1995 due to continuing conversion of customers to the cyclonic parts cleaner service, improved pricing in selected markets, continued growth in the Fluid Recovery Service and a reduction in Imaging Services startup losses."

Safety-Kleen Corp. is the world's largest recycler of automotive and industrial hazardous and non-hazardous fluids. Safety-Kleen's common stock is traded on the New York Stock Exchange under the trading symbol SK.

                                     # # #

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                            [LOGO OF SAFETY KLEEN]

                      CONSOLIDATED STATEMENT OF EARNINGS
                     (thousands, except per share amounts)

                                                    TWELVE                       TWENTY-FOUR
                                                  WEEKS ENDED                    WEEKS ENDED
                                         ----------------------------   ----------------------------
                                         June 17, 1995  June 18, 1994   June 17, 1995  June 18, 1994
                                         -------------  -------------   -------------  -------------
Revenue
 North America
  Automotive/Retail Repair Services            $55,911        $54,958        $111,939       $110,535
                                         -------------  -------------   -------------  -------------

  Industrial Services
   Parts Cleaner                                27,260         25,932          54,165         52,285
   Fluid Recovery                               28,841         24,989          56,365         48,011
                                         -------------  -------------   -------------  -------------
   Total Industrial                             56,101         50,921         110,530        100,296

  Oil Recovery Services                         30,993         27,507          57,971         52,050
  Other                                         37,019         30,396          71,549         58,810
                                         -------------  -------------   -------------  -------------
  Total North America                          180,024        163,782         351,989        321,691

 Europe                                         23,168         19,552          45,762         38,455
                                         -------------  -------------   -------------  -------------

Total Consolidated Revenue                    $203,192       $183,334        $397,751       $360,146
                                         -------------  -------------   -------------  -------------
Operating costs and expenses                   148,986        134,454         291,403        265,766
Selling and administrative expenses             29,323         25,866          56,893         51,972

Operating income                                24,883         23,014          49,455         42,408
Interest income                                    225            129             485            257
Interest expense                                (4,843)        (3,260)         (9,387)        (6,222)
                                         -------------  -------------   -------------  -------------

Earnings before income taxes                    20,265         19,883          40,553         36,443

Income taxes                                     8,134          8,415          16,351         15,270
                                         -------------  -------------   -------------  -------------

Net earnings                                   $12,131        $11,468         $24,202        $21,173
                                         -------------  -------------   -------------  -------------

Earnings per common and common
 equivalent share                                $0.21          $0.20           $0.42          $0.37
                                         -------------  -------------   -------------  -------------

Average number of common and common
 equivalent shares outstanding                  57,906         57,710          57,847         57,705
                                         -------------  -------------   -------------  -------------

Cash dividends per common share                  $0.09          $0.09           $0.18          $0.18
                                         -------------  -------------   -------------  -------------

------------------------------

1. The Company's interim reporting periods are twelve weeks each for the first three reporting periods of the year and sixteen weeks for the fourth reporting period.
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                            [LOGO OF SAFETY-KLEEN]


                              SAFETY-KLEEN CORP.
                                Key Statistics
            TWENTY-FOUR WEEKS ENDED JUNE 17, 1995 AND JUNE 18, 1994

                                                               --------------------------------------------------
                                                                                                          Percent
                                                                    1995         1994           Change    Change
                                                               --------------------------------------------------
Parts Cleaners In Service Qtr. End*
-----------------------------------
  Industrial                                                        144,145      130,857        13,288      10.2%
  All Other                                                         466,944      446,054        20,890       4.7%
  Total                                                             611,089      576,911        34,178       5.9%
  Average Service Interval in Weeks                                    8.47         7.09          1.38      19.5%


Oil Recovery Service
--------------------
  Used Oil/Glycol Gallons Collected
    Quarter                                                    30.2 Million  30.1 Million   .1 Million       0.3%
    Year-to-Date                                               58.8 Million  55.6 Million  3.2 Million       5.8%

  Avg Price Per Used Oil/Glycol Gal. Collected at Branches
    Quarter                                                          $0.162        $0.137       $0.025      18.3%
    Year-to-Date                                                     $0.158        $0.136       $0.022      16.2%

  Avg. Base Oil Selling Price Per Gallon
    Quarter                                                          $1.000        $0.900       $0.100      11.1%
    Year-to-Date                                                     $0.995        $0.893       $0.102      11.4%
                                                               --------------------------------------------------

* The number of Parts Cleaners in the all other category in 1995, include approximately 9,000 machines added as a result of acquisitions.